EXHIBIT 9.1

Portfolio Service and License Agreement

This Agreement, effective as of August 12, 2026, is made by and between FactSet Research Systems Inc. (“FactSet”), and Guggenheim Funds Distributor, LLC., a Delaware limited liability company (“GFD”), as sponsor to the Blue Chip Multinationals Core Portfolio, Series 31 (collectively, the “Trusts”).

Recitals

A. GFD sponsors, underwrites and distributes a wide array of unit investment trusts, including the Trusts.

B. FactSet is a U.S. publicly listed company that combines integrated financial information, analytical applications, and client service to enhance the workflow and productivity of the global investment community. FactSet GeoRev™ datafeed is among FactSet’s suite of products. FactSet owns all rights in and to the FactSet GeoRev™ datafeed and all proprietary data relating to such datafeed (such rights, including without limitation, all copyright, trademark or other proprietary rights and trade secrets, collectively referred to as the “Intellectual Property”).

C. FactSet uses in commerce and has trade name, trademark and/or service mark rights to FactSet GeoRev™ (collectively referred to herein as the “Marks”).

D. GFD wishes to engage FactSet to, and FactSet wishes to, provide the services set forth on Schedule A (collectively the “FactSet Services”) and to grant a license to use and refer to the Marks, all as more fully set forth in this Agreement.

The parties agree as follows:

1. Services. Subject to the terms and conditions of this Agreement, FactSet shall provide to GFD the FactSet Services.

2. Grant of License.

(a) Grant. Subject to the terms and conditions of this Agreement, FactSet hereby grants to the GFD a limited, non-exclusive, non-transferable (except as set forth in 9(d) below) license to use and refer to the Marks (i) in connection with the creation, issuance, sale, marketing and promotion of the Trusts; (ii) as may otherwise be required by applicable laws, rules or regulations and court orders or under this Agreement; and (iii) in the name of the Trusts (the “License”).

(b) Ownership and Retention of Rights. GFD acknowledges that the FactSet GeoRev™ datafeed and the Marks are the exclusive property of FactSet. Except as otherwise specifically provided herein, FactSet reserves all rights to the FactSet GeoRev™ datafeed and the Marks, and this Agreement shall not be construed to transfer to GFD any ownership right to, or equity interest in, any of the foregoing or the Intellectual Property rights pertaining thereto.

(c) Duty to Maintain. During the term of this Agreement, FactSet shall use its best efforts to maintain in full force and effect U.S. federal registrations for the Marks.

3. Term. The term of this Agreement shall commence as of the date set forth above and shall remain in full force and effect until the termination of the Trusts.

4. Fees. As consideration for the services provided and license granted herein, GFD shall pay to FactSet a fee equal to 6 basis points (0.06%) of the aggregate daily liquidation value of transactional sales (specifically excluding fee-based sales) made during the primary offering period of the Trusts (the “Fee”). The Fee shall be paid on a one-time basis on or before the 15th day of the second month after the close of the primary offering period. FactSet acknowledges that (a) GFD may at any time determine that it does not wish to go forward with a primary offering of the Trusts and, if it so determines, GFD shall not be responsible for the payment of any Fee under this Agreement, (b) GFD may delay the Deposit Date in its discretion, and (c) GFD has full authority to determine the length of any offering period, and may shorten or lengthen such offering period for any reason in its sole discretion.

5. Relationship of the Parties. This Agreement shall not be deemed to create any partnership or joint venture between GFD and FactSet, and the services provided by FactSet shall be as an independent contractor and not as an employee or agent of GFD. FactSet shall have no authority whatsoever to bind GFD on any agreement or obligation. FactSet agrees that it shall not hold itself out as an employee or agent of GFD.

6. Confidentiality. A party may obtain proprietary, non-public information concerning the other party during the term of this Agreement. Each party shall keep such information confidential and shall not use such information in any manner other than in fulfilling its obligations under this Agreement. In addition, neither FactSet nor any of its officers, directors, employees, members or agents shall disclose in any manner any information concerning the Trusts prior to the applicable Trust’s deposit date.

In no event shall the following information be deemed a disclosing party’s proprietary, non-public information: (a) information that is or becomes generally available to the public other than as a result of disclosure by the receiving party; (b) information that was within the receiving party’s possession prior to its being furnished by the disclosing party; (c) information that becomes available to the receiving party from a third party who is not, to the receiving party’s knowledge, bound by an obligation of confidentiality to the disclosing party and (d) information that is independently developed by the receiving party without the receiving party violating its obligations under this agreement. Each party acknowledges that a breach of this Section would cause permanent and irreparable damage for which money damages would be an inadequate remedy. Therefore, each party shall be entitled to seek equitable relief in the event of any breach of the provisions of this Section in addition to all other remedies available at law or in equity.

7. Indemnification. Each party shall defend, indemnify and hold harmless the other party from any and all liabilities, losses, damages, costs and expenses (including reasonable attorneys’ fees) which the other party suffers by reason of any claims, demands, actions or suits brought by a third party arising from the other party’s (a) breach of Section 6 or (b) breach of a representation or warranty contained in this Agreement.

8. Limitation of Liability.

Neither party will have any liability for indirect, incidental, special, punitive, exemplary or consequential damages, including lost profits or lost goodwill, arising out of this Agreement, even if advised in advance of the possibility of these types of damages, whether alleged in tort, contract or otherwise, except for those resulting from the other party’s indemnification obligations hereunder. Each party’s maximum cumulative liability in connection with this Agreement for all causes of action whatsoever and regardless of the form of action shall be limited to the Fee payable hereunder, and this amount will be each party’s exclusive remedy. Neither party will be liable for any delay or default resulting from force majeure. Guggenheim may not bring any action arising out of the FactSet Service more than one year after the cause of action has accrued.

9. Representations and Warranties.

(a) Guggenheim. Guggenheim represents, warrants and covenants that it is a limited liability company duly formed, existing and in good standing under the laws of the state of Delaware, with full right, power and authority to enter into and perform this Agreement, and the execution and performance of this Agreement does not conflict with or violate any agreement to which it is a party, any court order to which it is subject, or its governing documents.

(b) FactSet. FactSet represents, warrants and covenants that it is a corporation duly formed, existing and in good standing under the laws of the state of its organization, with full right, power and authority to enter into and perform this Agreement, and the execution and performance of this Agreement does not conflict with or violate any agreement to which it is a party, any court order to which it is subject, or any of its organizational documents. FactSet further represents, warrants and covenants that none of the FactSet GeoRev™ datafeed, the Marks, the Intellectual Property, the FactSet Services or the license granted pursuant to this Agreement will infringe, misappropriate or otherwise violate any third-party’s intellectual property rights or other proprietary rights, .

(c) FACTSET DOES NOT WARRANT THAT THE PROVISION OF FACTSET SERVICES WILL BE UNINTERRUPTED, ERROR FREE, TIMELY, COMPLETE OR ACCURATE, NOR DOES FACTSET MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF THE FACTSET SERVICE AND THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. GUGGENHEIM ACKNOWLEDGES THAT NOTHING IN THE FACTSET SERVICE CONSTITUTES INVESTMENT ADVICE OF ANY KIND AND THAT THE SERVICE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. Guggenheim expressly agrees that its use of the FactSet Service is at its own risk. Accordingly, FactSet will not in any way be liable for inaccuracies, errors, omissions, delays, damages, claims, liabilities or losses, regardless of cause, in or arising from the use of the FactSet Service.

10.Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to any conflict of laws principles.

(b) Forum. The exclusive forum for any dispute arising out of this Agreement shall be the courts located in New York County, NY.

(c) Entire Agreement. This Agreement, including Schedule A hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements relating to the subject matter hereof.

(d) Assignment. FactSet shall not assign any rights or delegate any obligations under this Agreement without the prior written consent of GFD, which consent shall not be unreasonably withheld. Any assignment in violation of this provision shall be void. GFD may assign its rights and obligations under this Agreement to any successor in interest to all or substantially all of GFD’s assets. This Agreement shall be binding upon the heirs, successors, legal representatives and permitted assigns of the parties.

(e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(f) Third Party Beneficiary. FactSet acknowledges and agrees that the Trusts are intended third party beneficiaries of the Services provided and License granted under this Agreement. Except for the Trusts, there are no other intended third party beneficiaries to this Agreement.

(g) Survival. The provisions of Sections 6, 7, 9, 10(a), 10(b), 10(c), 10(d), 10(f) and 10(g) shall survive the termination of this Agreement.

[Signature Page Follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first set forth above.

FactSet Research Systems Inc.

By____________________________________

Name: Vivian Ramos

Title: Director, FactSet Revere

Date: August 12, 2026

Guggenheim Funds Distributor, LLC, as Sponsor of the Trusts

By____________________________________

Name: Dominick Cogliandro

Title: Managing Director

Date: August 12, 2026

Schedule A
The FACTSET Services

Services:

On or before August 6, 2026, FactSet shall provide a list of all stocks within FactSet’s proprietary GeoRev™ database that meet all of the selection criteria provided by GFD as set forth below (the “Selection Criteria”). Following GFD’s review of such list (the “List”), GFD may request revisions (including without limitation, further screening criteria) to the List. FactSet shall promptly complete any such requested revisions.

Selection Criteria:

•	Begin with an initial universe of U.S.-listed large-cap securities
•	From this sub-universe of companies, the sponsor identifies companies it believes are multinational companies. The sponsor has entered into a research partnership with FactSet Research Systems Inc. (“FactSet”) that allows the sponsor access to FactSet’s GeoRev, a proprietary database, to identify companies that derive a large portion of their revenues from international and emerging market countries. These companies have a strong business presence in foreign and emerging market countries but may not be incorporated or headquartered in foreign or emerging market countries.
•	From this sub-universe of companies, the sponsor identifies companies for inclusion in the portfolio through a qualitative financial analysis meant to identify attractive blue chip securities. This is based on, but not limited to, the following factors:
o	Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers. Examples of a strong competitive position include, but are not limited to, possessing proprietary technology or processes, brand strength, network effects, superior management or an absolute cost advantage.
o	Profitability & Growth. The sponsor favors profitable companies with consistent profit margin expansion and prospects for above average growth of dividends, sales and earnings.
o	Cash-flow Adequacy. The sponsor favors companies with recent earnings, operating and free cash-flow higher than the dividends paid over the last/trailing 12 months.
o	Balance Sheet Strength. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.
o	Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.

From the remaining universe, the sponsor selects a final portfolio of large-cap multinational securities by selecting the most attractive candidates, as determined by the sponsor, from each sector for expected performance and risk, while maintaining diversification with limits on sector and market capitalization.